Exhibit 99.1

SOLOWIN HOLDINGS and 4Paradigm Join Forces to Advance On-Chain Intelligent Infrastructure

Hong Kong, November 12, 2025 (GLOBE NEWSWIRE) – SOLOWIN HOLDINGS (NASDAQ: AXG) (“Solowin” or the “Company”), a leading financial technology firm bridging traditional and digital assets, today announced that it has entered a deep strategic collaboration with Beijing Fourth Paradigm Technology Co., Ltd. (HKEX: 6682) (“4Paradigm”), a leading artificial intelligence (AI) company, to establish a joint venture focused on global blockchain compliance and financial regulatory technology (RegTech). Through an “AI + Blockchain” approach, the two parties aim to develop new industry standards and deliver end-to-end digital-asset compliance and risk-management solutions.

Leveraging the technological synergies of both companies, the joint venture will provide a comprehensive, closed-loop compliance framework encompassing KYC (Know Your Customer), KYB (Know Your Business), KYW (Know Your Wallet), KYT (Know Your Transactions), and AML (Anti-Money Laundering) services for the digital-asset industry.

Under the collaboration, Solowin will contribute its proven digital-asset infrastructure, blockchain-development expertise, and stablecoin payment scenarios to form the on-chain foundational solution. 4Paradigm will provide its proprietary AI algorithms and bank-grade intelligent risk-control engine, enabling real-time risk identification, dynamic intelligent profiling, and visual tracking. Together, the partners plan to build a globally leading, internationally standardized on-chain compliance-monitoring platform that offers secure, traceable, transparent, auditable, and compliant technological solutions for regulators, banks, digital-asset exchanges, and blockchain-ecosystem participants worldwide.

Dr. Haokang Thomas Zhu, Director of Solowin, stated: “Technology-driven compliance innovation is essential for a healthy on-chain ecosystem. By combining blockchain data with AI-powered intelligent analytics, we aim to establish a sustainable and auditable foundation of digital financial trust.”

Mr. Wenyuan Dai, Founder of 4Paradigm, added: “The integration of AI and blockchain will redefine the efficiency and transparency of financial compliance. Our collaboration with Solowin is not only a fusion of technological strengths but also a key milestone as global digital-asset regulatory technology enters a new era of intelligent supervision.”

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS (NASDAQ: AXG) is a global leading financial technology firm focused on digital currency payments and asset tokenization. Founded in 2016, it has dedicated to bridging traditional and decentralized finance by building a secure, efficient and compliant financial infrastructure that provides integrated digital asset solutions for global investors and institutions. Leveraging its Hong Kong Securities and Futures Commission (SFC)-licensed subsidiary Solomon JFZ (Asia) Holdings Limited, along with other key subsidiaries such as AlloyX Group and AX Coin HK Limited, the Company has developed a multi-jurisdictional, vertically integrated, enterprise-grade new financial platform encompassing global stablecoin payments, corporate treasury and private wealth management and real-world asset (RWA) tokenization. Backed by leading international institutional investors, the Company manages compliant and transparent digital assets that are closely connected to the real economy. The Company is committed to establishing itself as a leading global digital asset financial platform, driving the seamless convergence of traditional finance and the Web3 ecosystem.

For more information, visit the Company’s website at https://www.alloyx.com or investor relations webpage at https://ir.solowin.io.

About Beijing Fourth Paradigm Technology Co., Ltd.

Founded in September 2014, Beijing Fourth Paradigm Technology Co., Ltd. (HKEX: 6682) (“4Paradigm”) is a pioneer and leader in enterprise AI. It offers platform-centric AI solutions and leverages core technologies to develop end-to-end enterprise-class AI products that can be rapidly deployed by enterprises on a large scale to uncover hidden patterns in data and comprehensively enhance decision-making capabilities. Its products have been widely used in finance, retail, manufacturing, healthcare, energy and power, telecommunications, healthcare and other sectors. 4Paradigm is one of the largest players by revenue in the platform-centric decision-making enterprise AI market in China.

For more information, please visit the company website https://www.4paradigm.com or the investor relations website https://ir.4paradigm.com/sc/index.html.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”) including the "Risk Factors" section of the Company's most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS
Investor Relations Department
Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com